Exhibit 99.17

OSISKO GOLD ROYALTIES LTD

Notice of Annual and Special
Meeting of Shareholders and
Management Information Circular

Our Annual and Special Meeting of the holders of common shares will be held at 10 a.m. (Eastern Daylight Time) on Tuesday, June 30, 2015 at The Fairmont Queen Elizabeth Hotel (Hochelaga 3 Room) located at 900 René-Levesque Boulevard West, Montréal, Québec, Canada, H3B 4A5.

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT

Dear Fellow Shareholders,

It is with pleasure that we invite you to join us at our Annual and Special Meeting of Shareholders, which will be held on June 30, 2015 in Montréal, Québec. During the meeting, we will review our progress since the commencement of our activities and our near term outlook. At the meeting, you will also be asked to approve:

1.	The appointment of candidates to our Board of Directors;
2.	The nomination of PricewaterhouseCoopers LLP as the Corporation’s independent auditors for 2015; and
3.	The implementation of an Employee Share Purchase Plan.

We will also seek your confirmation to our approach on our Executive Compensation Program.

Your participation is important to us. In the event that you cannot attend, we urge you to express your support by voting, using your proxy in advance of the meeting, on the various proposals that will be putting forward at our Annual and Special Meeting, which are further described in the Management Information Circular.

We will also be pleased to respond to your comments or queries, which can be forwarded at any time to me directly (Chair-Board@osiskogr.com) or to our Investor Relations Group at (info@osiskogr.com).

We thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Sincerely,

Sean Roosen
Chair of the Board of Directors and
Chief Executive Officer

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OSISKO GOLD ROYALTIES LTD
NOTICE OF ANNUAL AND SPECIAL MEETING

To the shareholders of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”):

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 10 a.m. (Eastern Daylight Time) on Tuesday, June 30, 2015 at The Fairmont Queen Elizabeth Hotel (Hochelaga 3 Room) located at 900 René-Levesque Boulevard West, Montréal, Québec, Canada, H3B 4A5, for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2014 and the independent auditors’ report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditors for fiscal year 2015 and to authorize the directors to fix their remuneration;

4.	To consider and, if deemed advisable, approve an ordinary resolution approving the Corporation’s Employee Share Purchase Plan, the whole as described in the accompanying Management Information Circular;

5.	To consider and, if deemed advisable, adopt an advisory resolution accepting Osisko's approach to executive compensation, the full text of which is reproduced in the accompanying Circular; and

6.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 22nd day of May, 2015.

By order of the Board of Directors,

Sean Roosen
Chair of the Board and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) for use at the Annual and Special Meeting of the shareholders of the Corporation (the “Shareholders”) to be held on Tuesday, June 30, 2015 (the “Meeting”) and at every adjournment thereof.

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. For these services, Laurel Hill is expected to receive a fee of approximately $35,000, plus reimbursement of costs relating to telephone calls and reasonable out-of-pocket expenses of the proxy solicitation agent. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares.

INFORMATION REGARDING THE VOTING OF SHARES

REGISTERED SHAREHOLDERS

Voting by Proxy

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the following agenda items: (i) the election of each of the proposed nominees as directors of the Corporation for the ensuing year; (ii) the appointment of PricewaterhouseCoopers LLP. as auditors of the Corporation and the fixing of their remuneration by the directors; (iii) the adoption of an ordinary resolution approving the Corporation’s Employee Share Purchase Plan; and (iv) the adoption of an advisory resolution accepting Osisko's approach to executive compensation. These Items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting other than for the election of a director nominee who would not be named in this Circular. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of the Company's registrar and transfer agent, CST Trust Company (“CST”), 2001 boul. Robert-Bourassa, Suite 1600, Montréal, Québec, H3A 2A6, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-888-489-7352. Internet voting can be completed at www.cstvotemyproxy.com. Alternatively, you may fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111, or scan and email to proxy@canstockta.com.

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Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may either cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and delivered either to CST at 2001 boul. Robert-Bourassa, Suite 1600, Montréal, Québec, H3A 2A6, or by fax to 1-866-781-3111, no later than 5:00 p.m. (Eastern Daylight Time) on June 26, 2015 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if the he or she attends the Meeting in person and so requests.

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

BENEFICIAL SHAREHOLDERS

A beneficial shareholder is a Shareholder whose Common Shares are registered in the name of a representative such as a securities dealer, broker or other intermediary rather than in the Shareholder’s name ("Beneficial Shareholders").

Applicable securities laws and regulations require representatives of beneficial Shareholders to seek the latters’ voting instructions in advance of the Meeting. Beneficial Shareholders will receive from their representative a request for voting instructions for the number of Common Shares held on their behalf. The representative’s request for voting instructions will contain instructions relating to the signature and return of the document and these instructions should be carefully read and followed by beneficial Shareholders to ensure that their Common Shares are voted accordingly at the Meeting.

Beneficial Shareholders who cannot attend the Meeting but who would like their Common Shares to be voted on their behalf by a proxyholder must therefore follow the voting instructions provided by their representative.

Beneficial Shareholders who wish to vote their Common Shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions form in order to appoint themselves as proxyholders, and follow the signature and return instructions provided by their representative.

If you have any questions with respect to the foregoing or you wish to receive an additional copy of the Circular or you need help to vote, we invite you to contact Laurel Hill by telephone at 1-877-452-7184 toll free (416-304-0211 collect), or by email to assistance@laurelhill.com.

VOTING SECURITIES

As of May 22, 2015, 93,044,126 Common Shares of the Corporation were outstanding, excluding 1.2 million Common Shares held in escrow which may not be voted. Holders of Common Shares of record at the close of business on May 26, 2015 (the “Record Date”) will be entitled to one vote for each such Common Share held by them.

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PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available, at the date hereof, there is only one Shareholder owing, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation	14,714,248(1)	15.8%

(1)	1,876,909 Common Shares included in this number are not held by directly by Van Eck Associates Corporation but Van Eck Associates Corporation exercise control over these Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2014 and the report of the auditors thereon will be submitted at the Meeting. These consolidated financial statements and Management’s Discussion and Analysis were sent separately to all Shareholders prior to this Notice of Annual and Special Meeting of Shareholders and Circular. The Corporation’s consolidated financial statements and related Management Discussion and Analysis for the year ended December 31, 2014 are available on SEDAR (www.sedar.com) as well as on the Corporation’s website (www.osiskogr.com).

ELECTION OF DIRECTORS

The executive management team (“Management”) of the Corporation is supervised by the board of directors (the “Board of Directors” or “Board”) as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. Accordingly, a total of eight (8) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person’s successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each director’s summary career profile, their Board Committee memberships (the “Board Committee Membership” or “Board Committee”), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, Stock Options, Deferred Share Units (“DSUs”) or Restricted Share Units (“RSUs”) of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below The proposal requires the approval of a majority of the votes cast at the Meeting.

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Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at May 22, 2015. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading “Statement of Corporate Governance Practices - Majority Voting Policy for Election of Directors”.

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ANDRÉ GAUMOND

Age: 53
Québec, Canada
Director since: February, 2015

Non Independent[(1)]

Mr. Gaumond is the Senior Vice President, Northern Development of the Corporation since February 2015, following the acquisition of Virginia Mines Inc. ("**Virginia**") by the Corporation. Mr. Gaumond has been President and Chief Executive Officer and Director of the Virgina Mines Inc. since November 30, 2005 and was President and Chief Executive Officer and Director of Virginia Gold Mines Inc. from June 1, 1996 to March 31, 2006. He was President and Director of Virginia Gold Mines from 1992 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 (these companies merged to form Virginia Gold Mines Inc., predecessor to Virginia, in June 1996). Mr. Gaumond is a geological engineer with a master's degree in geological engineering. He worked as a geological engineer for several organizations and as a mining analyst for several institutions before reorganizing Virginia and becoming its president. Over the past 16 years, Mr. Gaumond received, on behalf of Virginia, no less than 16 awards such as Québec Prospector of the Year (twice) bestowed upon important work carried out in the James Bay region. In 2005, he received the "Entrepreneur de l'année du Québec" award for the discovery of the Éléonore deposit and was named "Mining Man of the Year in Canada" by the magazine The Northern Miner. In 2006, he was presented with the "Canadian Prospector of the Year" award by the Prospectors and Developers Association of Canada (PDAC). Mr. Gaumond also received the e3 Plus award (Environmental Excellence in Exploration) in Québec (2007) and in Canada (2008), for his participation in the creation of Fonds Restor-Action Nunavik. In 2011, he was introduced to the "Casey Hall of Fame Explorers' League" in the United States and received, in 2013, the "Green CEO of the Year in Québec" for its direct contribution in sustainable development and corporate social responsibility.

Mr. Gaumond holds a Bachelor of Geological Engineering from Université Laval and a Master degree in Geological Engineering from École Polytechnique. He is a member of Ordre des géologues du Québec and of Ordre des ingénieurs du Québec.

Areas of Expertise

Financial
Mergers and Acquisitions
Technical/Mining
Government Relations
Corporate Governance
Human Resources
Sustainability
General Management

Principal Occupation	Public Board Membership and Interlocking Directorships
Senior Vice President, Northern Development of the Corporation	**N/A**

Board and Committee Membership		Attendance			
Board of Directors[(2)]		0	of	0	0%
	Total:	**0**	**of**	**0**	**0%**
Sustainability Committee[(3)]					

Common Shares and Restricted Share Units

Common Shares	*RSUs*	*Total Common Shares and RSUs*	*Minimum Share Ownership Level met (✔) or time limit to meet level*	*Total Market Value of Common Shares and RSUs*[(4)]
854,771	Nil	854,771	✔	$15,172,185

Stock Options

Date Granted	*Expiry Date*	*Number Granted*	*Exercise Price*	*Total Unexercised*	*Value of Unexercised Options*[(6)]
2015-02-17	From July 2016 to July 2024	326,397[(5)]	From $4.23 to $13.62	274,758	2,761,039

Notes:

(1) "**Independent**" refers to the standards of independence established in the Regulation 52-110.

(2) Mr. Gaumond became a director of the Corporation in February 2015, following the transaction with Virginia.

(3) The Sustainability Committee was created in February 2015 and therefore, has held no meeting during the year ended December 31, 2014.

(4) "**Total Market Value of Common Shares and RSUs**" is determined by multiplying the closing price of the Common Shares on the TSX on May 22, 2015, being $17.75, by the number of Common Shares and RSUs held as at such date.

(5) Such options being replacement Osisko options offered to Virginia option holders.

(6) "***Value of Options Unexercised***" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on May 22, 2015, being $17.75, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

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2014 BOARD AND COMMITTEE ATTENDANCE RECORD

The table below reflects the record of attendance by directors at meetings of the Board of Directors and its standing Committees, as well as the number of Board and Committee meetings held during the most recently completed financial year:

The table below displays the total number of private sessions held by directors during the most recently completed financial year:

	Board of Directors	Audit Committee	Human Resources Committee	Governance and Nomination Committee
Number of Private Sessions held:	2	2	1	-

A private session is included in the agenda of every Board and Committee meeting and the directors or the Committee members have the prerogative to hold such private session or not at their discretion. At the request of the directors or the Committee members, attendance of certain members of management of the Corporation may be required from time to time.

DIRECTOR COMPENSATION

RETAINER, ATTENDANCE FEES AND SHARE-BASED REMUNERATION

The Human Resources Committee (the “Committee”) recommends how directors will be compensated for their services as directors. The Committee recommends the granting of DSUs in such amounts and upon such terms as may be recommended by the Committee and approved by the directors of the Corporation from time to time.

An annual retainer and attendance fees for Board and Committee service are paid on a quarterly basis to Non-Executive Directors only.

The Board of Directors makes fixed value DSU grants to Non-Executive Directors. The Board of Directors adopted the DSU Plan (the “DSU Plan”), which is further described below under the heading “Deferred Share Unit Plan”, and elected to fix an annual value to such grant at approximately $120,000 for the Non-Executive Board members and $180,000 for the Lead Director. Furthermore, each new Non-Executive Director is granted an initial one-time grant having a value of $200,000. The Lead Director is granted an initial one-time grant having a value of $300,000. Such initial DSU grants (the “Initial DSU Grants”) are consistent with the practice of welcoming new Non-Executive Board members by making an initial long term incentive award.

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Non-Executive Directors are not eligible to receive stock option grant and those currently outstanding (being replacement Osisko options offered to Virginia holders), will expire at the latest on July 11, 2024.

Osisko was incorporated on April 29, 2014. During the financial year ended December 31, 2014, as described in the table below, each Non-Executive Director received a retainer of $40,000 (on a per annum basis) and the Lead Director of the Board received an additional retainer of $60,000 (on a per annum basis). The chairs of the Audit Committee, Governance Committee and Human Resources Committee received a retainer of $20,000, $10,000 and $10,000, respectively, (on a per annum basis) and the other members of the Audit Committee, Governance Committee and Human Resources Committee received an annual retainer of $5,000 (on a per annum basis). In addition, directors received an additional $1,500 for each Board and committee meeting they attended.

RETAINERS AND FEES
ANNUAL RETAINERS - Board	($)
Non-Executive Director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS - Committees/Members and Chairs	($)
Chair of the Audit Committee	20,000
Chair of all other Committees	10,000
Non-Executive Member of a Committee	5,000
PER MEETING FEES - Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four hours to attend a meeting)	1,000
Deferred Share Units - Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a Non-Executive Director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a New Non-Executive Director	200,000

DIRECTOR COMPENSATION TABLE

The total value of retainers, attendance fees and share-based awards paid by the Corporation to Non-Executive Directors in respect of meetings of the Board and its standing Committees during the most recently completed financial year is $1,120,362. The following table provides a summary of the compensation received by each Non-Executive Director of the Corporation for the most recently completed financial year:

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The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each Non-Executive Directors during the financial year ended December 31, 2014:

Deferred Share Unit Plan

The Corporation’s DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers and executives of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The Board of Directors may grant DSUs on a discretionary basis. The number of DSUs credited to a director’s account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2014, the aggregate value of DSUs outstanding and granted to the Corporation’s Non-Executive Directors was $984,438.

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Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each Non-Executive Director, information regarding option-based and share-based awards outstanding as at December 31, 2014.

Options Exercised during the Year

No options were exercised during the financial year ended December 31, 2014. Under the Corporation’s Stock Option Plan, Non-Executive Directors are not eligible to stock option grant.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation’s knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

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STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION GOVERNANCE

The Osisko Board is responsible for approving compensation objectives and the specific compensation programs for policies and practices of Osisko. The Human Resources Committee (the “Committee”) is a standing committee of the Board of Directors of the Corporation. The Committee is responsible for recommending to the Board of Directors, monitoring and reviewing compensation programs for senior executives, such as the Chair of the Board and Chief Executive Officer and the other Named Executive Officers of the Corporation (collectively the “Named Executives”).

The Committee has the responsibility to analyze all matters related to ensuring a strong leadership role in the continuous development of the Corporation and the creation and maximization of value for the Shareholders. The Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be based on individual experience and performance or other criteria deemed important by the Committee, including keeping a “team” approach for the senior executive of the Corporation. In order to meet Osisko's objectives, the Committee is guided by:

•	attracting and retaining highly qualified individuals in key positions in order to develop and execute the strategic plan of the Corporation to maximize Shareholder value;
•	aligning employee compensation with the Corporation’s corporate objectives;
•	establish a competitive compensation package that will reward the executives for achieving the short-term and long term objectives approved by the Board in order to maximize Shareholder value;
•	maintain the entrepreneurial and team spirit that have served and continue to serve the Corporation well; and
•	attract and develop a talent pool that allows for orderly succession planning.

Composition of the Human Resources Committee

The Committee is currently comprised of the following four directors: Mr. Victor H. Bradley (Chair), Ms. Joanne Ferstman, Ms. Françoise Bertrand and Mr. Charles E. Page, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the Committee, who have the necessary background in executive compensation and risk management to fulfill the Committee’s duties and responsibilities. All members of the Committee have extensive experience as described in the directors’ candidates biographies outlined previously. Specifically, they bring the following experience and skills set to the Committee:

Mr. Victor H. Bradley (Chair)

Mr. Bradley has over 50 years of experience in the mineral industry. He has also participated in the creation of a number of mineral exploration and development companies and is very knowledgeable in the skills and attributes necessary to create sustainable value in the industry. As a professional accountant, Mr. Bradley also brings risk management insight to the Committee. Mr. Bradley has extensive experience as chair and member in Human Resources/Compensation Committees.

Ms. Joanne Ferstman

Ms. Ferstman’s experience includes the development, implementation and maintenance of compensation programs in the financial industry. As a professional accountant, Ms. Ferstman has experience in risk management with respect to compensation management. She is Chair of the Corporation’s Audit Committee and has experience as chair and member of Human Resources/Compensation Committees of other public companies.

Ms. Françoise Bertrand

Ms. Bertrand has extensive experience in leadership roles of public, private and not for profit organizations. She brings compensation and talent management insights to the Committee. Ms. Bertrand has previous experience on Human Resources/Compensation Committees, including chairing the Compensation Committee of a large entrepreneurial public media company.

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Mr. Charles E. Page

Mr. Page brings to the Committee more than 35 years of experience in the mineral industry with particular insights in the management of emerging exploration companies and creation of value in the sector. As a professional geologist, he also provides technical insights in the risk management to the Committee.

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the Committee in 2014 and beginning of 2015:

Compensation Matters

•	Established the 2014 Peer Group for the Corporation;
•	reviewed the compensation structure and guidelines for Named Executives and that of Non-Executive Directors based on a benchmarking of the 2014 Peer Group;
•	reviewed and approved the long term compensation plans for Named Executives and Non-Executive Directors;
•

reviewed and approved the 2014 corporate objectives concerning the short-term incentive program and the long-term objectives for Named Executives and monitored performance toward achievement thereof on an on-going basis;

•

reviewed the 2014 performance assessment and incentive awards for Named Executives and recommended to the Board approval of the 2014 annual payout pursuant to the short-term incentive program based on the evaluation of achievements vis-à-vis the 2014 corporate objectives; and

•	reviewed the long-term incentive programs and recommended to the Board the approval of initial grants pursuant to the long-term incentive program.

Governance and Administrative Matters

•	Reviewed and approved the securities ownership guidelines;
•	reviewed and approved the Charter of the Human Resources Committee and amendments thereto;
•	reviewed and recommended approval of the compensation disclosure contained in the 2015 Management Information Circular; and
•	considered and recommended approval to the Board of the appointment of officers.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation was created as part of the corporate transaction between Agnico Eagle Mines Ltd. (“Agnico Eagle”), Yamana Gold Inc. (“Yamana”) and Osisko Mining Corporation (“Osisko Mining”) in response to a non-solicited takeover bid (the “Osisko Transaction”). The Osisko Transaction was announced on April 16, 2014 (the “Announcement Date”). Upon Closing of the Osisko Transaction, critical senior executives employed by Osisko Mining were hired by the Corporation.

The Committee has focused on ensuring that the senior management team that had successfully created significant value for Osisko Mining be hired given their knowledge of the industry, their past execution track record and their demonstrated ability to work as a team in an entrepreneurial culture. This team also brought their extensive knowledge and understanding of the assets of the Corporation. The Committee also recognizes the positive benefits from having the entrepreneurial spirit of Messrs. Roosen, Burzynski, Coates assisted by Ms. Lévesque and Mr. de la Plante. These individuals were responsible for the identification, negotiation and financing related to the Corporation’s business combination with Virginia.

One of the key responsibilities of the Committee in establishing an adequate compensation for the Named Executives is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value while ensuring that such compensation rewards the executives for achieving the short-term and long-term objectives approved by the Board.

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Compensation Philosophy

Our compensation philosophy and principles are based on the evolution of regulatory and standardized frameworks and the implementation of new best practices as closely monitored by the Committee. The Committee, in conjunction with the Board, has reviewed, considered and based its decision-making on executive compensation approaches to ensure proper alignment with the long-term interest of the Corporation’s Shareholders.

Based on the foregoing, the Board of Directors consistently recognized the integrated and varying roles deriving from the direct responsibility among the Named Executives in managing a fast growing and increasingly complex company.

The Corporation believes that their responsibilities are best executed through their actions as a group. The creation of a new company operating in a new field dominated by few large competitors presents significant challenges, including the implementation of an efficient management structure in order to ensure the growth of the Corporation. In addition, the business plan of the Corporation, which includes diversification of its revenues, investment in emerging junior mining companies, acquisition of royalty interests and revenue streams have offered additional challenges to the Named Executives who have been and will continue to be called upon playing various roles in several fields of activity.

For these reasons, the Corporation advocates a team approach for the Named Executives. Performance monitoring of Named Executives over the first few months of existence of the Corporation confirmed the validity of this approach. In addition, based on recommendation of the Committee, the Board of Directors approves the corporate objectives for Named Executives of the Corporation and has determined them to be collective goals given that accomplishment thereof cannot be assessed from a purely individual standpoint.

The Committee, in agreement with the Chair of the Board and Chief Executive Officer, determined to assess the Named Executives’ compensation mostly on a team approach basis, given that the success of the Corporation is founded on its ability to grow and because of the relatively small size of the executive team, such growth is only possible through participation of all Named Executives. This approach has also proven very successful with the Named Executive. The Committee received from Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation, recommendation for achievement of the 2014 key objectives and reviewed such recommendation and assessed the Named Executives’ performance as a team, based on the achievement of such 2014 key objectives. The Board’s approach in determining the remuneration of the Named Executives is based on ensuring proper alignment with the best interest of the Corporation’s Shareholders. The Board also negotiated Mr. Roosen’s terms of employment and has included him as part of the “team approach” in assessing the 2014 key objectives.

Independent Compensation Consultants

To assist in the establishment of the compensation program for directors and senior management, the Corporation mandated PCI-Perrault Consulting Inc. (“PCI”) in July 2014 to provide market data and suggest competitive policies to attract and retain key management personnel.

Market Comparators and Positioning

Together with PCI, the Corporation has retained the following peer group (the “2014 Peer Group”) as market comparators and it metrics are as follows:

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The 2014 Peer Group is composed of publicly-traded, Canadian-based companies with mining related royalties or with gold mining operations. The Corporation’s positioning within the 2014 Peer Group is qualified as follows:

o

the annualized revenues (based the quarter ended September 2014) are positioned between market P25 (25th percentile) and the median of the Canadian-based companies with mining related royalties and below median for the Canadian-based companies with gold mining operations;

o

the market capitalization is positioned between market P25 (25th percentile) and the median of the Canadian-based companies with mining related royalties and below median for the Canadian-based companies with gold mining operations; and

o	total assets, (as indicated in the September 2014 financial statements) are below P25 and below median when compared to the two sub-groups.

The Committee took into consideration the financial and operational metrics of the 2014 Peer Group and Osisko’s financial metrics, as well as the team’s experience and skills and the Corporation’s ambitious business plan to establish the Corporation’s target total compensation market positioning at between median and 75th percentile compensation levels.

This report prepared by PCI was presented to the Committee in July and used by it to recommend the Named Executives’ compensation for 2014 in order to establish adequate initial compensation to ensure a strong leadership role of the Named Executives in the growth of the Corporation and the creation and maximization of value for the Shareholders.

2014 Compensation Advisory Fees

The following table illustrates in detail the components of the advisory fees incurred by the Corporation for compensation consultants in 2014:

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Compensation Policy

As is typical in the mining industry, the Corporation’s executive compensation policy is comprised of a combination of cash and stock option grants and RSUs grants to Named Executives. The Committee may also award DSUs to Named Executives on an ad hoc basis but has not done so to date.

The combination of base salaries, annual incentive, option grant and RSUs, (which are full value phantom shares, payable in cash as at the end of the three-year vesting period), reflects the Corporation’s evolving nature and is intended to attract and retain talent in a competitive employment market. The first grant of options and RSUs to Named Executives was made in September 2014. Option grants vest as to one third of the total grant at each of the first three anniversaries of such grant. RSU grants are subject to the following vesting terms: one half (1/2) is time-based and will vest in 2017 while the remaining portion (1/2) will also vest in 2017 and is further subject to the achievement of approved Long Term Objectives over a three-year period (as more thoroughly described below under the heading “Long-Term Incentive Compensation”). The Committee considers that such performance criteria improves Named Executives’ alignment with Shareholders’ interests and further promotes value creation.

RSUs, and potentially DSUs, also enable the Corporation to balance the ratio of long-term to short term compensation to levels commensurate with mining royalty companies and to enhance Named Executives’ alignment with Shareholder value creation while limiting Shareholder dilution. The Restricted Share Unit Plan (the “RSU Plan”) and the DSU Plan are further described under the heading “Long-Term Incentive Compensation” below.

Components of the Compensation Program

The compensation program consists of the four following distinct elements aiming at providing adequate compensation in order to ensure alignment of Senior Executive’s interest with those of the Corporation’s Shareholders:

Management of Compensation Risks

The Committee structures the components of the compensation program in order to generate adequate incentives to increase Shareholders value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the Committee establishes the total compensation of the Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize Shareholders value.

The fixed component of the Named Executives’ compensation is essentially composed of the base salary which represents 25% of their total compensation. The components forming the remaining 75% aim at rewarding short to long-term objectives and are composed of an annual incentive (100% performance based on a yearly basis), grant of RSUs (one half of which is performance based on a 3-year period) and grant of stock options. For the first year of operation, the fixed portion was however set at a lower percentage of between 15% and 18% in order to take into account the financial situation of the Corporation and to better align interests of the Named Executives with those of the Shareholders as regards to the long term growth of the Corporation. Accordingly, the long term incentive grants were at a higher level than what the Committee expects going forward in order to recognize the establishment of the Corporation and wanting to ensure that the Named Executives had substantial long term equity incentives.

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The annual incentive compensation is measured against the achievements of specific corporate objectives established by the Committee at the beginning of each year (as the Corporation began its operations on June 16, 2014, objectives were set on July 30, 2014). These objectives reflect, among other things, the necessity to establish a corporate structure for a new company, securing financing to fund growth opportunities, diversify royalty revenues, increase market capitalization, and establish and implement a dividend policy. The key objectives have been set to position the Corporation for growth and to maximize Shareholder value through the collective effort of the management team.

The long-term compensation comprises RSUs and stock options. The Committee considers that the granting and vesting policies provide sufficient incentives to motivate the Named Executives in the long term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Stock options vest over a three year period and have a five year term. The Committee considers that these characteristics provide sufficient incentives to motivate the Named Executives in the long term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Within the scope of ensuring best practices, the Committee adopted formal securities ownership guidelines in 2015 in order to further align the long-term interests of the Corporation’s Shareholders, provided that the calculation of the minimum shareholding be based on:

(i)	the higher of the acquisition cost or market value of shares;
(ii)	the higher of the issue price or market value with respect to DSUs and RSUs; and
(iii)	with respect to RSUs, only time-based vesting retention RSUs shall be used in the determination of the minimum securities ownership.

Additional information on the securities ownership guidelines is provided under the heading “Securities Ownership”.

Also, as part of the risks review presented to the Corporation’s Audit Committee, none was related to compensation among all risks identified. As Ms. Joanne Ferstman, Messrs. Victor H. Bradley and Charles E. Page are all members of the Audit Committee and of the Human Resources Committee, they bring their knowledge, experience and insight on risk issues to the Committee. Any identified risks related to human resources and compensation of management are transmitted to the Committee which is responsible to follow-up on the implementation of the recommendations according to established priorities. The Committee then reports the results back to the Board of Directors.

The risks and uncertainties that are likely to have a material adverse effect on the Corporation are disclosed in the Corporation’s Annual Information Form. No such risks relate to the Corporation’s compensation policies and practices.

Based on the review performed in the last financial year, no risks associated with the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation were identified. The Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would reasonably likely have a material adverse effect on the Corporation. The Committee will continue to monitor and review the Corporation’s compensation policies and practices annually to ensure that no component of the Named Executives' compensation constitute a risk.

The compensation components are detailed below. The Corporation has not adopted any retirement plan or pension plan for its directors and officers.

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Base Salary

The Corporation’s policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and preserving a "team approach" toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the Named Executives are reviewed and, as applicable, adjusted yearly by the Committee considering the overall corporate performance of the Named Executives team and the comparator group metrics. As the Corporation began its operations on June 16, 2014, initial salaries for the Named Executives were set on July 30, 2014 with effect as of June 16, 2014.

The Committee considers that the salaries are aligned with the current market and reflect the Named Executives’ scope and responsibilities associated with their role in the Corporation’s evolution.

Named Executives	Annual Base Salary(1) ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	450,000
Bryan A. Coates, President	350,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	275,000
John F. Burzynski, Senior Vice President, New Business Development	350,000
Joseph de la Plante, Vice President, Corporate Development	175,000

NOTE:
(1)	The annual salaries of the Named Executives were in effect as of June 16, 2014.

Annual Incentive Compensation

The Committee believes that long-term growth of value for shareholders is derived from the execution of short and long-term approved strategic initiatives.

The short-term incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, at its full discretion, based on recommendation of the Committee. The target for annual incentive compensation for Named Executives has been established at 100% of their respective base salary.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Committee will review the realization of the Corporation's objectives and thereafter meet with management for discussion and consideration of each element contained in the corporate objectives.

The Corporation’s 2014 key objectives for the short term (6 months) (the “2014 Key Objectives“) were as follows:

i)	establish corporate structure (infrastructure) for a new company;

ii)	secure financing to fund growth opportunities;

iii)	grow investment portfolio;

iv)	diversify royalty revenues by entering into new royalty agreements;

v)	establish and implement dividend policy (Initiate payout);

vi)	increase market capitalization;

vii)	increase working capital (cash & investments); and

viii)	divest exploration properties/Convert into royalties.

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The 2014 Key Objectives are described in more detail below and for each one a table shows the allocation approved by the Committee in 2014 and the level of achievement as assessed by the Committee at the beginning of 2015.

Establish corporate structure (infrastructure) for a new company

The Corporation established the various corporate and administrative policies for a publicly listed company. The Corporation also recruited the management team and a Board of Directors with a proven value creation track record.

The Corporation quickly established itself in the marketplace (and with investors) and as a credible source of funding for resource companies by taking a position as a relevant industry participant through active participation in industry committees and conferences (Fédération des chambres de commerce du Québec, Board of Trade of Metropolitan Montreal, Northwind Institute, CIM, etc.)

It also successfully overcame challenges in establishing a competitive corporate structure; the Corporation:

i.	established a noticeable presence in a small industry with existing larger players where Osisko now ranks as the 4th largest precious metal royalty company in the mining royalty sector;
ii.	faced and overcame market skepticism related to the transition of the management team and Board of Directors from mining operators to royalty/stream financier; and
iii.	dealt with launching and rebranding the Corporation and completing successful and competitive deals in difficult market conditions for the resource industry.

Secure financing to fund growth opportunities

To be able to grow the asset base and compete with established royalty companies, equity markets and banks, Osisko needed to increase its cash resources. In addition, the Corporation targeted securing cornerstone investors to allow the Corporation to execute its strategic plan over the next few years. The Corporation was successful in:

i.	negotiating a $100M (expandable to $150M) acquisition line of credit with National Bank thereby securing an additional Québec based relationship. Commercial terms were also better terms than those recently negotiated by similar size royalty companies; and

ii.	securing a private placement with La Caisse de dépôt et placement du Québec (“CDPQ”) and Fonds de solidarité FTQ (“Fonds”) for $70M, as part of the Virginia business combination. This financing provided the Corporation with cornerstone investors. As part of the private placement, CDPQ and the Fonds were granted a 15% right to participate, subject to certain conditions, on future royalty acquisitions of the Corporation, thereby increasing Osisko’s financial capacity to compete for new opportunities.

The Corporation also worked at maintaining a previously established relationship with other institutional investors and at developing new relationships with private investors in order to participate in future transactions. As well, Osisko established and maintained new relationship with investment bankers in order to be in a position to access capital markets if need be. This relationship building came to fruition with the $200M bought deal completed on February 18, 2015.

The main challenges faced in increasing the financial capacity of the Corporation were (i) the lack of proven track record as a player in the financing industry because the Corporation was recently incorporated, (ii) dealing with a new Corporation which could not qualify to benefit from filing a short-form prospectus under the Prompt Offering Qualification (“POP”) System and (iii) generally adverse market conditions.

Grow investment portfolio

In establishing its strategic plan, management of the Corporation felt that a key strategy would be to encourage the discovery of new deposits by funding exploration through the acquisition of shares of exploration companies and by providing management and technical support.

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The Corporation increased its investment in NioGold Mining Corp. (“NioGold”) to 19.5%, and invested $1.0 million in Falco Resources Ltd. Both of these companies have assets in the Abitibi Gold Belt. Through its investments, the Corporation provides support and orientation to these companies.

The NioGold $4.9M private placement was a flow-through financing and included $150,000 option payment to acquire the right to buy back certain royalties on existing NioGold projects.

The investments realized by the Corporation include 3.6 million shares of Virginia which were acquired through swaps and open market purchases. The acquisition of these shares contributed to the strong shareholder approval for the Virginia business combination.

The market value of the Corporation’s investments grew from $15.6 million to $69.5 million (346% increase) in the second half of 2014.

Diversify royalty revenues by entering into new royalty agreements

In the initial strategic plan of the Corporation, the need to diversify the immediate cash flow generation from the Canadian Malartic royalty was clearly established. The focus was on a royalty or group of royalties that were:

i.	significant to have a marked impact on the Corporation’s financial performance;
ii.	operated by (a) senior operator(s) and that significant portion of its/their mining assets located in a safe jurisdiction; and
iii.	not dilutive to the quality of the Canadian Malartic royalty.

Early in its evaluation process, the Corporation highlighted Virginia as an interesting prospect due to:

i.	the high quality of the Éléonore royalty (2.0-3.5% net smelter return (“NSR”) royalty on a significant gold deposit); and
ii.	synergies for growth resulting from merging the Corporation with Virginia:
•	complimentary skills; and
•	strong portfolio of properties in a new evolving mining camp.

The Virginia transaction was announced on November 17, 2014 and was approved by the Osisko and Virginia shareholders on January 12, 2015 with an outstanding support of more than 99% of the shareholders represented at each meeting. The transaction closed on February 17, 2015 and brought the following benefits:

i.	the Corporation now owns two of the sector’s best gold royalties;
ii.	a cash position in excess of $245 million;
iii.	dominant land position in the James Bay area (an emerging camp with the Québec Government’s Plan Nord), to complement strong land position on the Abitibi Gold Belt and the Guerrero camp;
iv.	cornerstone investors with CDPQ and Fonds; and
v.	Complementary skills – exploration, development, operations and financial in the mining industry.

The challenges included:

i.	attractive asset: subject to significant interloper risk;
ii.	securing strong shareholder support, including that of Virginia’s founder: Mr. André Gaumond; and
iii.	general market conditions in the resource industry.

The Corporation also provided a $10 million loan to Highland Copper Company Inc. (“Highland”) in exchange for a 3% sliding NSR royalty on all metal produced from the White Pine North Project to be acquired by Highland. The Corporation, as part of the transaction, also received an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland’s White Pine North and Copperwood Projects.

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Establish and implement dividend policy (Initiate payout)

As part of its initial strategic plan, the Corporation established a goal to distribute a portion of earnings derived from its royalty income to its shareholders. Despite the volatility in the gold market, the Corporation established a quarterly dividend program with the initial payout of $0.03/share for shareholders of record on December 31, 2014. The $1.6 million total dividend was paid on January 15, 2015. The payment level reflected an estimated yield of 0.81% at declaration date (November 17, 2014). Management felt that the quality of the Canadian Malartic royalty combined with the Éléonore royalty could support a strong distribution.

Management believed that the establishment of this policy recognizes the importance of its shareholders, attracts new investors (dividend funds and retail investors) and can be a strategic feature in potential M&A transactions intended at growing the Corporation.

Furthermore, the Corporation established a “Normal Course Issuer Bid” to consider repurchasing shares (i.e. returning capital to shareholders) when management determines that the share price does not reflect the fundamental value of the Corporation.

To achieve the objective, management needed to:

i.	conduct studies on dividend payouts in the resource industry;
ii.	project future operating cash flows to ensure the Corporation had the required liquidities to meet the dividend policy payout rates; and
iii.	establish the mechanism with the transfer agent.

Increase market capitalization

Market capitalization represents a measure of the performance of the Corporation in the market place. The market capitalization is affected by the following:

i.	commodity price movements;
ii.	near term financial performance; and
iii.	investor support for long term strategic plan and vision outlined by management.

Management efforts included:

i.	developing a strategic plan and vision;
ii.	communicating its plan and vision through investor presentations and communications; and
iii.	implementing and executing its strategic plan.

	At Announcement
	Date(1)	June 16, 2014	December 31, 2014
Gold Price (US$)	$1,302	$1,276	$1,206
Shares Outstanding(2)	44.0M	46.7M	51.7M
Price per Share(3)	$12.00	$15.82	$16.38
Market Capitalization	$528.0M	$738.8M	$846.8M

NOTE:
(1)	Refers to the Announcement Date of the transaction between Agnico-Eagle, Yamana and Osisko Mining on April 16, 2014.
(2)	Excludes 1.2 million shares held in escrow.
(3)	Represents the fair value attached to the shares of the Corporation at the Announcement Date.

The market capitalization of the Corporation grew by 60.4% between the Announcement Date and December 31, 2014 and by 14.6% between the closing of Osisko Transaction and December 31, 2014. The increase in market capitalization was due to:

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i.	implementation of the Corporation’s strategic plan, resulting in the acquisition of Éléonore royalty through the acquisition of Virginia;
ii.	successful financing with cornerstone Québec based investors, CDPQ and the Fonds; and
iii.	implementation of a dividend policy.

Increase working capital

For the initial period of operations, management focused on increasing the working capital elements (cash and investments) to provide financial capacity to invest in near and medium term cash flow generating opportunities.

	June 16, 2014 ($)	December 31, 2014 ($)	Increase ($)
Cash Investments (market) Total	157.0M 15.6M	175.2M 69.5M	18.2M 53.9M
	172.6M	244.7M	72.1M

To achieve this objective, efforts had to be focused on raising capital, making sound investments and, to a lesser extent, maximizing operating efficiencies (difficult in start-up mode).

Divest exploration properties/Convert into royalties

The Corporation’s initial asset package included exploration properties on the prolific Guerrero belt in Mexico and in the USA.

Guerrero Properties

The Corporation has reduced its activities in Mexico and will continue to assess its alternatives in relation to the Guerrero properties.

Tin Properties

The transfer of the Corporation’s tin properties were reviewed with several parties which led to an agreement with a group of successful explorers and it is expected to close in 2015.

As part of this agreement, the Corporation gains a 1.75% NSR royalty on these properties and a right of first refusal on future royalties to be granted or acquired by the other party.

Assessment of 2014 key objectives by the Committee

As it was the case with Osisko Mining, it was agreed that management’s performance would be assessed based on a “team” basis as this approach has proven to be very successful in the past and created a very strong relationship among senior executives which, in turn, was beneficial for the shareholders of Osisko Mining.

For each of the eight categories listed above, the Committee discussed the actual realization compared to the relevant objective and considered the proposed achievement rate suggested by management.

In performing its duties and assessing the performance of management, members were expressing their favourable opinion based not only on management’s presentation at this meeting but also on the information and the regular progress reports obtained quarterly.

The Committee considered the achievements realized in only six months (subsequent to a very challenging first half of the year) in light of the fact that the Corporation only has a relatively small managerial team. The Committee further considered that while management may have adequately assessed its performance toward each of the eight corporate objectives, it fell short of considering the benefit for the shareholders of the overall success related to the achievements of the whole group of objectives. In this context, the Committee approved the following evaluation of achievements of the 2014 Key Objectives:

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2014 CORPORATE OBJECTIVES
		Allocation	Achievement
		%	%
1)	Establish corporate structure (infrastructure) for a new company	15.0	15.0
2)	Secure financing to fund growth opportunities	25.0	37.5
3)	Grow investment portfolio	5.0	5.0
4)	Diversify royalty revenues by entering into new royalty agreements	25.0	37.5
5)	Establish and implement dividend policy (Initiate payout)	5.0	5.0
6)	Increase market capitalization	10.0	15.0
7)	Increase working capital (cash & investments)	5.0	5.0
8)	Divest exploration properties/Convert into royalties	10.0	5.0
9)	Overall success beneficial to Shareholders TOTAL	nil 100.0	25.0 150.0

For the financial year ended December 31, 2014, the following Annual Incentive Award was approved for each Named Executive representing 150% of their 100% target bonus (based on actual salary received in 2014):

Named Executives	Annual Incentive Award ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	365,600
Bryan A. Coates, President	284,400
Elif Lévesque, Chief Financial Officer and Vice President, Finance	223,400
John F. Burzynski, Senior Vice President, New Business Development	284,400
Joseph de la Plante, Vice President, Corporate Development	142,200

Long-term Incentive Compensation

The Corporation's long-term compensation program ensures the alignment of the Named Executives with Shareholders and other stakeholders in the value creation process. The long-term compensation provides an effective retention measure of key senior executives. The establishment of a balance between short and long-term compensation is essential for the Corporation’s sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance while limiting Shareholder dilution and to complement the existing Stock Option Plan, the Corporation adopted a RSU Plan and a DSU Plan.

The total compensation includes approximately 50% long term compensation components (64% to 70% in 2014) in the form of stock options and RSU grants of equal value. Shareholders had previously approved the Stock Option Plan. The Stock Option Plan, the RSU plan and the DSU Plan are hereinafter collectively referred to as “Osisko’s Long-Term Incentive Plans”.

The Committee manages Osisko’s Long Term Incentive Plans with full authority. The Committee considers ad hoc and annual grants of options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The Committee, in turn, considers such recommendations and, as appropriate, makes recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer.

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There are performance criteria as a condition for the vesting of part of each RSU grant. All RSU grants are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant and the remaining portion (1/2) will also vest on the third anniversary of such grant but is subject to performance criteria.

The Committee considers that such performance criteria improves the alignment of Named Executives’ interests with those of Shareholders of the Corporation and will promote sustainable growth and value creation.

Stock Options

The Shareholders of the Corporation approved the current Stock Option Plan on May 30, 2014 allowing for the grant of options to officers and certain key employees of the Corporation, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Stock options are granted by the Board of Directors based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, except in respect of grants to himself. The total number of stock options issued over the past years to an employee may be taken into consideration but does not have a material impact on the number of options to be granted to said employee, except for same year grants, if any.

Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the common shares of the Corporation on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Corporation at the time of granting of the option. The number of common shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board. However, the expiry date may not exceed 7 years after the date of grant. To date, all grants are set to expire five year after the date of grant.

The terms and conditions of the Stock Option Plan, as well as the proposed modifications, are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the Committee’s discretion, to participate in the long term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

Unless otherwise indicated by the Committee upon grant, the RSUs granted to a participant shall vest on the third anniversary of the grant date, subject to any vesting conditions, including performance vesting conditions, as determined by the Committee and described in the letter of grant. Whenever dividends are paid on Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled in cash, for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings. In connection with the 2014 grants of RSUs, the following 3-year performance long term objectives (“Long Term Objectives”) were approved by the Committee:

i.	increase asset base by 200%;
ii.	diversify corporate revenues stream by reducing Canadian Malartic to 60% of overall contribution;
iii.	grow investment portfolio by $50M;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

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The Committee monitors the achievement of these performance criteria on a regular basis.

The Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

In the event a participant resigns or is terminated by the Corporation for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

•	the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and

•	all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

The value and number of RSUs granted in 2014 were based on recommendations made by the Chair of the Board and Chief Executive Officer (except in respect of grants to himself) and the closing price of a Common Share on the TSX on the day prior to the grant date.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board or as officers of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the directors of the Board or of the board of directors of a subsidiary, and, as applicable, the officers or key employees of the Corporation or of a subsidiary, designated by the Committee (the “Eligible Key Employees”), to become participants of the DSU Plan.

In order to further improve alignment of interests between directors and Shareholders of the Corporation, all DSUs grant to directors shall vest on the day prior to the next annual meeting of Shareholders following such grant.

DSUs granted to a participant, who is an Eligible Key Employee, shall become vested based on the specific conditions determined in each letter of grant provided the participant is in the employment of the Corporation or of the subsidiary, as applicable, on such vesting date, unless the Board decides otherwise at its sole discretion.

DSUs granted to an Eligible Key Employee shall vest based on each respective DSU grant's vesting schedule recommended by the Committee and approved by the Board of Directors.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of employment or mandate in the case of a Board member. Vested DSUs are settled in cash, for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings.

In the event an Eligible Key Employee’s employment is terminated by the Corporation for cause, all outstanding DSUs are cancelled. In the event an Eligible Key Employee resigns voluntarily, all outstanding and unvested DSUs are cancelled. In the event an Eligible Key Employee dies, retires, becomes disabled or is terminated by the Corporation or the subsidiary, as applicable, other than for cause, the number of outstanding and unvested DSUs is pro-rated on the basis of the number of days worked over the total number of days of the original vesting schedule, if applicable.

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Since the Corporation's adoption of the DSU Plan in April 2014, DSUs have been awarded to Non-Executive Directors only.

Benefits

The Corporation’s executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in the Corporation’s Common Shares on June 16, 2014 with the cumulative total return of the Toronto Stock Exchange’s S&P/TSX Composite Index (formerly TSE-300 Index) for the most recently completed financial year.

Since the beginning of its activities on June 16, 2014, the Corporation has outperformed the S&P/TSX Composite index. Given the very short history of the Corporation, comparison of the Corporation’s share performance with the compensation of the Chair of the Board and Chief Executive Officer is irrelevant at this time.

EXECUTIVE COMPENSATION

Osisko was incorporated on April 29, 2014 and, accordingly, the following table presents the 2014 compensation paid to the Named Executives, as approved by the Committee.

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Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Share-Based Awards[2] ($)	Option-Based Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan[4]	Long-Term Incentive Plan			
Sean Roosen Chair of the Board and Chief Executive Officer	2014	243,755	1,000,000	1,017,654	365,600	—	—	—	2,627,009
Bryan A. Coates President	2014	189,588	750,000	763,040	284,400	—	—	—	1,987,028
Elif Lévesque Chief Financial Officer and Vice President, Finance	2014	148,962	500,000	508,827	223,400	—	—	—	1,381,190
John F. Burzynski Senior Vice President, New Business Development	2014	189,588	750,000	763,040	284,400	—	—	—	1,987,028
Joseph de la Plante Vice President, Corporate Development	2014	94,794	400,000	406,821	142,200	—	—	—	1,043,815

NOTES:

(1) The respective annual base salary of the Named Executive was as follows: Mr. Roosen: $450,000, Mr. Coates: $350,000, Mr. Burzynski: $350,000, Ms. Lévesque: $275,000 and Mr. de la Plante: $175,000; figures indicate salary paid from June 16, 2014 to December 31, 2014.

(2) Pursuant to the RSU Plan which is in effect since April 30, 2014, Named Executives were awarded RSUs on September 9, 2014, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2017, while the remaining portion (1/2) will also vest in 2017, subject to performance criteria toward achievement of the Long Term Objectives over a three-year period. The unit grant price on such date was $14.90.

(3) Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

	Risk Free Interest	*Expected Average Life*	*Expected Volatility*	*Expected Dividend Yield*	*Fair Value*
September 9, 2014	1.47%	4 years	35%	1%	$4.016

Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation's financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with IFRS requirements.

(4) An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2014 Key Objectives.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all awards outstanding at the end of the financial year ended December 31, 2014. All values shown in this table were calculated using the closing price of $16.38 which was the closing price of the Common Shares on the TSX on December 31, 2014.

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Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

Stock Options Exercised during the Year

No stock options were exercised in 2014.

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Security-Based Compensation Arrangements

Stock options granted or securities issued by the Corporation pursuant to the Corporation’s security-based compensation arrangements are governed by the Stock Option Plan.

The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

Who is eligible to participate?

Pursuant to the Stock Option Plan, options may be granted in favour of executive directors, officers, employees and consultants providing ongoing services to the Corporation. Non-Executive Directors are not eligible to receive stock option grant and those currently outstanding (being replacement Osisko options offered to Virginia holders), will expire at the latest on July 11, 2024.

What is the term and vesting schedule of stock options or of the securities issuable under the security-based compensation arrangements?

The options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed 7 years from the date the option is granted (the “Option Period”). The options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all option grants have a term of five years.

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation’s shares outstanding do they represent?

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 8% of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered “evergreen” plan, since the Common Shares covered by options which have been exercised under the Stock Option Plan shall be available for subsequent grants under this plan.

The TSX requires that the Stock Option Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX; the Stock Option Plan was submitted and ratified by the Shareholders on May 30, 2014.

Equity Compensation Plan Information

The following table shows, as of December 31, 2014, aggregated information for the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance from treasury.

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As at May 22, 2015, 901,400 Common Shares were issuable upon the exercise of outstanding options representing 0.97% of the issued and outstanding Common Shares of the Corporation. Such options are exercisable at exercise prices ranging from $13.95 to $14.90 per share and are due to expire at the latest on November 4, 2019.

In 2014, the Corporation granted 901,400 options to participants under the Stock Option Plan representing 1.74% of the issued and outstanding Common Shares as of December 31, 2014.

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation’s insiders?

In order that the Stock Option Plan complies with stock exchange rules, the aggregate number of Commons Shares:

(a)	issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 8% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 8% of the total number of issued and outstanding Common Shares.

Any entitlement to acquire Common Shares granted pursuant to the Stock Option Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation’s outstanding capital does this represent?

The number of shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

How is the exercise price determined under the security-based compensation arrangements?

The exercise price of the options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

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Under what circumstances is an individual no longer entitled to participate?

If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

Can stock options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Stock Option Plan shall not be transferable or assignable unless specifically provided therein. During the lifetime of a participant, any benefits, rights and options may only be exercised by the participant.

How are the security-based compensation arrangements amended? Is shareholder approval required?

The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan:

(a)	any amendment of a “housekeeping” nature;

(b)	a change to the vesting provisions of an option or the Stock Option Plan;

(c)	a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

(a)	any amendment to the number of shares issuable under the Stock Option Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(b)	a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a Participant prior to its expiry for the purpose of reissuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

(c)	an increase in the maximum number of shares that may be issued to insiders within any one year period or that are issuable to insiders at any time;

(d)	an extension of the term of an option held by or benefiting an insider beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

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(e)	any change to the definition of “Participant” included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

(f)	the addition of any form of financial assistance;

(g)	any amendment to a financial assistance provision which is more favourable to optionees;

(h)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

(i)	the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

(j)	any amendment to the transferability provision of the Stock Option Plan;

(k)	any amendment that may modify or delete any of the amendment disposition; and

(l)	any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

Were any amendments made to the security-based compensation arrangements in the last financial year?

No amendments were made to the Stock Option Plan in the last financial year.

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

During an Option Period or a Blackout Period (as defined in the Stock Option Plan), as the case may be, a participant may elect to exercise the participant's options, by (i) consenting to receive a loan payable on demand from the Corporation for a principal amount equal to the amount of the exercise price (the “Advance”), (ii) directing for the proceeds from the loan to be used to pay for the exercise price of the options, (iii) consenting to have the Corporation sell, or arrange for the sale, in the market (if any) or as the Corporation may determine, on behalf of any beneficiary, such portion of any Common Shares issuable to the participant on exercise of any option as the Corporation may determine, in order to realize net cash proceeds sufficient for the participant to repay the Advance, and (iv) directing such net cash proceeds to be paid to the Corporation in satisfaction of the participant's obligation to repay the Advance to the Corporation.

Are there any adjustment provisions under the security-based compensation arrangements?

Under the Stock Option Plan, if there is a change of control of the Corporation, all options outstanding at the time of the change of control shall vest and become immediately exercisable.

Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

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Are there any blackout period provisions under the security-based compensation arrangements?

Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, the Corporation will make the following severance payments to its Named Executives:

•	Chair of the Board and Chief Executive Officer: 1.5 x (base salary + average annualized bonus paid or declared in the last two years); and
•	other Named Executives: 1.0 x (base salary + average annualized bonus paid or declared in the last two years).

The Corporation shall also continue all of the Named Executive’s benefits for a corresponding period of time equal to one (1) year (one and a half (1.5) year for the Chair of the Board) from of the cessation of the Named Executive employment (the “Extended Benefits Period”). Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Named Executive shall also be entitled to exercise stock options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control ("CoC"), the Named Executive will be entitled to the following severance payment ("CoC severance"):

•	Chair of the Board and Chief Executive Officer: 2.0 x (base salary + average annualized bonus paid or declared in the last two years);
•	other Named Executives: 1.5 x (base salary + average annualized bonus paid or declared in last two years); and
•

in the event the CoC event is deemed by the Board of Directors to be "hostile", CoC severance payments may also be made to Named Executives who voluntary resign within 6 months following the "hostile" CoC.

Upon a change of Control, all unvested stock options and RSUs shall vest, irrespective of any performance conditions. The Corporation shall also continue all of the Named Executives’ benefits for a corresponding period of time equal to one and a half (1.5) year (two (2) years for the Chair of the Board).

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In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

Termination by the Corporation Without Cause

If the Named Executives are terminated by the Corporation without cause, each Named Executive will be entitled to:

Termination of Employment Following Change in Control

The Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a following a CoC, or (ii) if the Named Executives voluntary resign within 6 months following a CoC which has been deemed “hostile” by the Board of Directors of the Corporation:

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Each of the Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation’s agents, administrators, officers, directors, managers or business executives, consultants or employees and to not enter into competition with the Corporation for a period of 12 months.

Policy on Recovery of Incentive Compensation

In May 2015, the Board, following the recommendation of the Human Resources Committee, adopted a written Policy on Recovery of Incentive Compensation (the “Policy” - also commonly known as a “Clawback Policy”) which will apply to the Chair of the Board and Chief Executive Officer, the President, Senior Vice Presidents and Vice Presidents (the “Executive Officers”) of the Corporation (including former Executive Officers). Beginning in 2015, the Policy affects future awards made under the short-term incentive program (the “Annual Incentive Compensation”) and allows the Board, in its discretion, to establish and reserve the right to recover all or portion of the Annual Incentive Compensation paid to an Executive Officer with respect to the most recent financial year in the event that :

(i)

such amount received by an Executive Officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(ii)	an Executive Officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

(iii)	the Annual Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

Further, management of the Corporation will continue to monitor, in conjunction with the Human Resources Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholder’s best interest.

SECURITIES OWNERSHIP

A formal securities ownership guidelines (the “Guidelines”) was assented by the Board of Directors on May 6, 2015 in order to further align the long term interests of the Corporation’s Shareholders and that of its directors and officers. The Guidelines provide direction to Non-Executive Directors, Named Executives and other officers of the Corporation as to the level and amounts of ownership considered satisfactory in meeting the ownership requirements. The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs. The Non-Executive Directors, Named Executives and other officers of the Corporation have until May 6, 2018 to meet their respective required securities ownership level. The Board of Directors, following the recommendation of the Committee, approved the following method of calculation for the purpose of determining the value of securities held. As such, the holdings are based on the higher of (i) cost of the acquisition or value at the time of grant or (ii) market value at time of determination. With respect to RSUs, only the fixed component (retention based) will be used in determining the value of the holdings.

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The following table illustrates the amounts and levels established for the minimum requirement for Non-Executive Directors and Named Executives:

Securities Ownership Levels
Categories	(as Multiple of Salary/Retainer)
Lead Director	2 Times Basic Retainer and DSUs
2 x ($100,000 + DSU Value of $180,000)
Value of $560,000

Directors	2 Times Basic Retainer and DSUs
2 x ($40,000 + DSU Value of $120,000)
Value of $320,000

Chief Executive Officer	3 Times Annual Salary
3 x $450,000
Value of $1,350,000

President and Senior Vice President	2.5 Times Annual Salary
2.5 x $350,000
Value of $875,000

Executive (other Named Executives)	2 Times Annual Salary
2 x $275,000
Value of $550,000
2 x $175,000
Value of $350,000

Newly elected or appointed Directors and newly appointed Named Executives have three years to comply with the ownership requirements starting from the date of approval of the Guidelines or from the date of election or appointment whichever comes last. The following table sets out the securities ownership status of Non-Executive Directors and Named Executives as of May 22, 2015:

Directors and Named Executives’ Securities Ownership as of May 22, 2015:

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As at May 22, 2015, the market value of the total number of securities (RSUs only fixed component) held by Non-Executive Directors and Named Executives represents a value of $34,552,788.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation’s corporate governance practices is set out below  in response to the requirements of Regulation 58-101 respecting Disclosure of Corporate Governance Practices and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

Majority Voting Policy for Election of Directors

The Majority Voting Policy for uncontested director elections is in effect since April 2014. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance  and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation’s website at www.osiskogr.com.

Composition of the Board of Directors

As of May 22, 2015, the Board of Directors consists of a majority of Independent directors given that, of the eight (8) directors currently serving on the Board of Directors, five (5) are considered Independent directors. The independence of directors is determined by the Board based on the results of independence  questionnaires completed by each director annually and on other information reviewed on an ongoing basis.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation will not adopt term limits for its directors on the Corporation’s Board of Directors or other mechanisms of board renewal, as the Board of Directors is of the view that it is in the Corporation’s best interests to retain experienced board members who are familiar with the Corporation’s business and can provide continuity to its management.

Independence of Directors - Majority of Directors are Independent

The Board has approved independence standards that require that a majority of its directors be  independent. The independence of a director is determined in accordance with Regulations 52-110 or Regulation 58-101 further to voluntary disclosure by each director. Furthermore, the Board of Directors may  determine that a director has no material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director  when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that five (5) of the eight (8) nominees proposed for election as directors have no material relationship with the Corporation and are, therefore, independent.

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The following table indicates the independence status of each of the eight (8) nominees for election to the Board of Directors:

Messrs. Sean Roosen, John F. Burzynski and André Gaumond are not Independent directors, given that they are Executive Officers of the Corporation.

Non-Independent Chair of the Board

The Board of Directors is led by an executive and non-independent Chair; Mr. Sean Roosen was appointed to act as Chair and serve on the Board of Directors of the Corporation in April 2014.

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board’s work.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Chair of the Board include the following: (i) presiding at all meetings of the Shareholders and of the Board; (ii) planning and organizing the activities of the Board in consultation with management including the preparation for, and the conduct of, Board meetings, as well as the quality, quantity and timeliness of the information that goes to the Board; (iii) during Board meetings, encouraging full participation and discussion by individual directors, stimulating debate, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded; (iv) fostering ethical and responsible decision making by the Board and its individual members; (v) providing advice, counsel and mentorship to the President and Chief Executive Officer and fellow members of the Board; (vi) acting as principal liaison between the directors and the Chief Executive Officer on sensitive issues; (vii) ensuring minutes of the Board meetings are available in a timely manner; (viii) ensuring committees of the Board report to the Board on their activities; (ix) assisting the Board Committees and Committee Chairs to bring important issues forward to the Board for consideration and resolution; and (x) carrying out other responsibilities at the request of the Board.

Independent Lead Director of the Board

The Board of Directors is led by an non-executive and independent Lead Director, which contributes to the Board’s ability to function independently of management of the Corporation. Ms. Joanne Ferstman was appointed to act as the Lead Director and serve on the Board of Directors of the Corporation in April 2014.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Lead Director of the Board include the following: (i) providing leadership to ensure that the Board functions independently of management of the Corporation and other non-independent directors; (ii) providing leadership to foster the effectiveness of the Board; (iii) working with the Chair to ensure that the appropriate committee structure is in place and assisting the Corporate Governance and Nomination Committee in making recommendations for appointment to such committees; (iv) recommending to the Chair items for consideration on the agenda for each meeting of the Board; (v) commenting to the Chair on the quality, quantity and timeliness of information provided by management to the independent directors; (vi) calling, where necessary, the holding of special meetings of the Board, outside directors or independent directors, with appropriate notice, and establishing agenda for such meetings in consultation with the other outside or independent directors, as applicable; (vii) in the absence of the Chair, chairing Board meetings, including, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; in addition, chairing each Board meeting at which only outside directors or independent directors are present; (viii) consulting and meeting with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and representing such directors, where necessary, in discussions with management of the Corporation on corporate governance issues and other matters; (ix) working with the Chair of the Board and Chief Executive Officer and the President to ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bringing to the attention of the Chair of the Board and Chief Executive Officer and the President any issues that are preventing the Board from being able to carry out its responsibilities; (x) conducting peer reviews through a process involving meeting with each director individually; these peer reviews will be conducted to coincide with the formal survey of board effectiveness; (xi) ensuring non-management directors discuss among themselves, without the presence of management, the Corporation’s affairs.

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Board Diversity

The Corporation believes the composition of its Board should be and is diversified. Accordingly, the Governance and Nomination Committee maintains an evergreen list of potential candidates as possible

•	two female directors;
•	six male directors;
•	directors of various ages; and
•	directors with differing backgrounds and experience including the mineral industry.

The Corporation recognizes the value and importance of board diversity. As such, these characteristics are used as guidelines when reviewing potential candidates and maintaining an evergreen list accordingly.

Policies Regarding the Representation of Women on the Board

The Corporation does not have a formal policy with respect to the representation of women on the Board. The Board does not foresee the adoption of such a policy in the near future. The Board promotes diversity and supports initiatives in favour of women. Since Osisko’s incorporation and even in their preceding positions with Osisko Mining, management has always recognized the importance of diversity and maintain an evergreen list of candidates including at least 40% of women. The Corporation will propose the best candidates for the Board to achieve greatest diversity.

The Board is mindful of the benefit of diversity on the Board and regards involvement of women and their experience and input as constructive to the Board’s decision-making process.

Although there are two (2) female board members on the Board as of May 22, 2015, the Board is committed to increasing that level as board turnover occurs from time to time taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Governance and Nomination Committee has, within the purview of its mandate, the responsibility to take gender into consideration as part of its overall recruitment and selection process in respect of the Board. Accordingly, when searching for new directors, the Governance and Nomination Committee will consider the level of female representation on the Board. This will be achieved by regularly monitoring the level of female representation on the Board and, where appropriate, recruiting qualified female candidates as part of the Corporation’s overall recruitment and selection process to fill Board positions, as the need arises, through vacancies, growth or otherwise. The Governance and Nomination Committee is responsible for the maintenance of the evergreen list of potential candidates. This list currently includes at least 40% of women candidates.

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Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation is sensitive to the representation of women when making executive officer appointments. The Corporation identifies women presenting the skills, background, experience and knowledge desired at a particular time for appointment to an executive officer position. As of May 22, 2015, there is one woman occupying a senior executive officer position with the Corporation. The Corporation will however be committed to increasing the gender diversity of its executive officers going forward.

The Corporation’s Targets Regarding the Representation of Women on the Board of Directors and in Executive Officer Positions

The Corporation has not adopted a measurable objective for achieving gender diversity on the Board or in executive officer positions. As mentioned above, the Corporation is committed, and has always been committed, to promote diversity and will continue going forward to support women initiatives and identify talented women to fulfil board and executive positions.

Board’s Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

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Other Reporting Issuer Memberships

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer as also described under the Section entitled “Election of Directors” in this Circular:

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the Independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee or Board of Directors of the Corporation. However, there is an interlocking relationship with two non-independent directors: Messrs. Roosen and Burzynski whom both serve on the Board of Directors and the Compensation Committee of Condor Petroleum Inc. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation.

Independent Directors Meetings

The Independent directors do not hold regularly scheduled meetings at which non-Independent directors and members of management are not in attendance. However, where deemed necessary by the Independent directors, the Independent directors do hold in-camera sessions exclusive of non-Independent directors and members of management, which process will facilitate open and candid discussion amongst the Independent directors. A private session is included in every agenda of every board and committee meeting.

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Record of Attendance

During the 2014 financial year, the Board of Directors held 9 meetings, the Audit Committee held 4 meetings, the Human Resources Committee held 3 meetings and the Governance and Nomination Committee held 1 meeting. Overall the combined director attendance at meetings of the Board and its standing Committees was 100%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on December 31, 2014 is set out under heading “2014 Board and Committee Attendance Record” at page 17 of this Circular.

Board Mandate

The Osisko Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. The Osisko Board's consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Osisko Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Osisko's business in the ordinary course, managing Osisko's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Osisko Board also looks to management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Osisko Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule “A”.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the Chief Executive Officer. Such position descriptions can be found on the Corporation’s website at www.osiskogr.com.

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Orientation and Continuing Education

To enhance and facilitate the continuing education process of the directors, the Corporation has arranged for:

•	providing several presentations on the mineral royalty industry from financial advisors to the directors;
•	directors to assist to ongoing presentations provided by the Institute of Corporate Directors (“ICD”);
•	furnishing regularly mining analyst reports on different mining companies; and
•	providing feedback on investors conferences and meetings to the board.

Furthermore, the Corporation is a corporate member of the ICD and thus members of the Board receive material from ICD and can attend conferences.

All fees and expenses for directors to attend seminars and other educational programs that are important for enhancing their knowledge for serving on the Board are paid by the Corporation.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics and Conduct (the “Code of Conduct”) applicable to all of its directors, officers and employees, including the Chair of the Board and Chief Executive Officer, the President, the Chief Financial Officer and Vice President Finance, the Vice President, New Business Development, the Vice President, Corporate Development and other person performing financial reporting functions.

The Code of Conduct communicates to directors, officers and employees standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Conduct and is asked to sign an acknowledgement that the standards and principles of the Code of Conduct will be maintained at all times on Osisko business. The Code of Conduct is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Conduct violations; and (d) accountability for adherence to the Code of Conduct. Violations from standards established in the Code of Conduct, and specifically under internal accounting controls, are reported to the Vice President and Chief Financial Officer and can be reported anonymously. The Vice President and Chief Financial Officer will report to the Audit Committee which will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Chair of the Board and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation’s Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation’s Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation’s Code of Ethics provides that directors, officers and employees must avoid conflicts of interests, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest as regards a transaction or agreement considered by the Board, he must disclose his conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or Executive Officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

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In addition, the Board has established under the Corporation’s Internal Whistle Blowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and Internet-based reporting system (1-844-687-8700 or ethics@osiskogr.com).

There have been no material change reports filed that pertain to any conduct of a director or Executive Officer that constitutes a departure from the Code of Conduct.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Conduct is available on the Corporation’s website at www.osiskogr.com.

Committees of the Board

The Board has established four standing committees, namely: the Audit Committee, the Governance and Nomination Committee, the Human Resources Committee and the Sustainability Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation’s corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual directors.

The Governance and Nomination Committee met one time during the most recently completed financial year. Since February 17, 2015, the Governance and Nomination Committee is composed of the following three (3) Independent directors:

-	Mr. Charles E. Page (Chair)
-	Ms. Joanne Ferstman
-	Mr. Pierre Labbé

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Audit Committee

The Audit Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation’s risk identification, assessment and management program; and (vi) in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit Committee Charter, a copy of which is attached to this Circular as Schedule “B”, mandating the role of the Audit Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit Committee met 4 times during the most recently completed financial year. Since February 17, 2015, the Audit Committee is composed of the following four (4) Independent directors:

-	Ms. Joanne Ferstman (Chair)
-	Mr. Victor H. Bradley
-	Mr. Charles E. Page
-	Mr. Pierre Labbé

Additional reference is made to the Section entitled “Audit Committee” of the Corporation’s Annual Information Form (“AIF”) that contains the information required by section 5.1 of Form 52-110F1 of Regulation 52-110. The Corporation’s AIF is available on SEDAR at www.sedar.com and a copy of same will be provided free of charge, upon request, to any shareholder of the Corporation.

Human Resources Committee

The Human Resources Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation’s objectives with the view to attracting and retaining the best qualified management and employees. The Human Resources Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Human Resources Committee met 3 times during the most recently completed financial year. Since February 17, 2015, the Human Resources Committee is composed of four (4) Independent directors:

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-	Mr. Victor H. Bradley (Chair)
-	Ms. Françoise Bertrand
-	Ms. Joanne Ferstman
-	Mr. Charles E. Page

Sustainability Committee

The Sustainability Committee is responsible for overseeing various aspects of the activities of the Corporation in respect of the work environment (occupational health and safety), the human environment (corporate social responsibility matters), the physical environment (environmental matters), and socially responsible investing.

The Committee has the general mandate (i) to consider and evaluate all aspects of the Corporation’s occupational health and safety, corporate social responsibility, environmental matters and socially responsible investing; (ii) to recommend to the Board the steps to be taken in connection with these four (4) areas of activity; and (iii) to oversee the implementation and administration of corporate policies and guidelines adopted by regulatory authorities and the Board with respect to occupation health and safety, corporate social responsibility, environmental matters and socially responsible investing.

The Sustainability was formed on February 17, 2015 is composed of four (4) Directors, two (2) of whom are independent:

-	Ms. Françoise Bertrand (Chair) (Independent)
-	Mr. André Gaumond
-	Mr. Charles E. Page (Independent)
-	Mr. Sean Roosen

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board’s current skills matrix is set out at page 49 of this Circular under heading “Board’s Skills Matrix”.

The Governance and Nomination Committee maintains a list of potential director candidates for planned and unforeseen vacancies through an evergreen diversified list which is comprised of at least 40% of women candidates.

Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its Committee members in November 2014, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. In addition, the results of the questionnaires are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as the Chair of the Governance and Nomination Committee. As part of the assessment process review, detailed questionnaires are also distributed to each member of the respective Committees. The results of such are compiled by the Corporate Secretary and sent to the Lead Director as well as to the Chair of the Governance and Nomination Committee. Thereafter, the Lead Director contacts every director and conducts open and confidential one-on-one meetings to discuss the results and any issues arising from the performance assessments.

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The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

Succession Planning

The Board of Directors regularly meets the management of the Corporation. During these meetings, the Directors have the opportunity to evaluate potential successors to senior management. In addition, the Human Resources Committee monitors training and development of programs of management.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the incorporation of Osisko, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of $30 million per loss and policy year and the premium paid by the Corporation amounted to $74,665 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of $50,000 to $100,000 applies. The policy contains standard industry exclusions.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants (“PWC”), as independent auditors of the Corporation for the fiscal year ending December 31, 2015 and to authorize the directors to establish their remuneration. PWC were initially appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the reappointment of PWC, Chartered Professional Accountants, as independent auditors of the Corporation and for the directors to fix their remuneration. The persons whose name appears in the attached form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditors of the Corporation and for the authorization given to directors to fix their remuneration.

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The following table illustrates in detail the components of the audit fees incurred in 2014:

APPROVAL OF THE EMPLOYEE SHARE PURCHASE PLAN

The Corporation proposes the adoption of an Employee Share Purchase Plan.

The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

As of the date of this Circular, no Common Shares has been issued under the Employee Share Purchase Plan. The Board does not intend to issue any Common Shares under such plan until such time as the necessary regulatory and stock exchange approvals have been obtained.

Summary of the Employee Share Purchase Plan

Who is eligible to participate?

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the “Designated Affiliates”), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan may elect, in its absolute discretion, to waive such 60 day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

What is the term and vesting schedule of stock options or of the securities issuable under the Employee Share Purchase Plan?

Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation’s contribution will vest on December 31 st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan.

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How many securities are authorized to be issued under the Employee Share Purchase Plan and what percentage of the Corporation’s shares outstanding do they represent?

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 1% of the issued and outstanding Common Shares of the Corporation at any one time.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered “evergreen” plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

The TSX requires that the Employee Share Purchase Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX.

What is the maximum percentage of securities available under the Employee Share Purchase Plan to the Corporation’s insiders?

In order that the Employee Share Purchase Plan comply with stock exchange rules, the aggregate number of Commons Shares:

(a)	issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

Any entitlement to acquire Common Shares granted pursuant to the Stock Option Plan, the Employee Share Purchase Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

What is the maximum number of securities any one person is entitled to receive under the Employee Share Purchase Plan and what percentage of the Corporation’s outstanding capital does this represent?

The Eligible Employee’s contribution shall be of a minimum of $100 a month but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month.

How is the issue price determined under the Employee Share Purchase Plan?

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation’s Common Share as listed on the TSX for the five consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

Under what circumstances is an individual no longer entitled to participate?

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent.

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Can rights held pursuant to the Employee Share Purchase Plan be assigned or transferred?

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan shall not be transferable or assignable unless specifically provided therein. During the lifetime of a participant, any benefits, rights and options may only be exercised by the participant.

How is the Employee Share Purchase Plan amended? Is shareholder approval required?

The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

(a)	to suspend or terminate and to re-instate the Employee Share Purchase Plan;

(b)	to make any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

(c)	to make any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

(d)	to make any amendment to the vesting provisions of the Employee Share Purchase Plan;

(e)	to make any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee’s status under the Employee Share Purchase Plan;

(f)	to make any amendment to the categories of persons who are Eligible Employees;

(g)	to make any amendment to the contribution mechanics of the Employee Share Purchase Plan; and

(h)	to make any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any other amendment to the Employee Share Purchase Plan not mentioned hereinabove, including, but not limited to change the number of Common Shares issuable from treasury under the Employee Share Purchase Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, the allowable purchase discount and the employer matching contribution amount. Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

Does the Corporation provide any financial assistance to participants to purchase shares under the Employee Share Purchase Plan?

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee’s contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

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Are there any adjustment provisions under the Employee Share Purchase Plan?

Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee, that the Corporation’s contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

Ordinary Resolution - Adoption of the Employee Share Purchase Plan

At the Meeting, Shareholders will be asked to consider an ordinary resolution, as set forth below, to approve the adoption of the Employee Share Purchase Plan described above.

The TSX requires that the resolution adopting the Employee Share Purchase Plan be approved by a majority of the votes cast, by proxy or in person. In addition to Shareholder approval, the Employee Share Purchase Plan is subject to regulatory approval.

BE IT RESOLVED THAT:

1.	The Employee Share Purchase Plan is hereby authorized, approved and adopted.

2.	Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do such things and to sign, execute and deliver all documents that such director or officer may, in his or her discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

The Board of Directors and management recommend that Shareholders VOTE FOR the adoption of the Employee Share Purchase Plan. The persons whose name appears in the attached form of proxy intend to VOTE FOR the adoption of the Employee Share Purchase Plan.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Osisko Board believes that the compensation program must be competitive within its designated 2014 Peer Group, provide a strong incentive to its Named Executives to achieve Osisko's goals and ensure that interests of management and Osisko Shareholders are aligned. A detailed discussion of Osisko's executive compensation is more fully described under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis" in this Circular. Under such section, you will find discussions on Osisko's executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of Osisko.

Advisory Resolution on Executive Compensation Approach

BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Osisko, the Osisko Shareholders accept the approach to executive compensation disclosed in Osisko's Circular dated May 22, 2015 delivered in advance of the annual and special meeting of shareholders of Osisko on June 30, 2015.

2.	As this in an advisory vote, the Board of Directors of Osisko and the Compensation Committee will not be bound by the results of the vote. However, the board of directors of Osisko will take the results into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future.

3.	Results of the vote will be disclosed in the report of voting results.

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The Osisko Board recommends that Osisko Shareholders indicate their support for Osisko's approach to executive compensation disclosed in the Circular by voting FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2016 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next Annual Meeting of the Shareholders is February 22, 2016.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2014 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

CONTACTING OSISKO’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Management Information Circular and its sending to the Shareholders.

Montréal, Québec, May 22, 2015.

OSISKO GOLD ROYALTIES LTD

Per:	Sean Roosen
Chair of the Board and Chief Executive Officer

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OSISKO GOLD ROYALTIES LTD

SCHEDULE “A”

BOARD OF DIRECTORS CHARTER

I.	OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the “Board”) of Osisko Gold Royalties Ltd (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior management responsible for the day-to-day operations of the Corporation. It sets the Corporation’s policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board’s main expectations of the Corporation’s management are to protect the Corporation’s interests and ensure the long term growth of shareholder value.

II.	MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III.	STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a)	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”) and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b)	ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c)	ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

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(d)	reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e)	adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation’s performance with reference to the adopted budget and strategic plan;

(f)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g)	appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h)	evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i)	appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j)	overseeing, through the Audit Committee, the quality and integrity of the Corporation’s accounting and financial reporting systems, and disclosure controls and procedures;

(k)	ensuring, through the Audit Committee, the integrity of the Corporation’s internal controls and management information systems;

(l)	overseeing, through the Audit Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m)	advising management on critical and sensitive issues;

(n)	ensuring that the Board’s expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o)	conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board’s and committees’ performance (including director’s individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p)	ensuring with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective director;

(q)	determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision- making;

(r)	determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

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(s)	setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t)	determining annually, with the Audit Committee, if each member of the Audit Committee is “financially literate” as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u)	selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v)	selecting the Chair of the Board;

(w)	selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x)	ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y)	approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z)	reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(aa)	discussing and developing the Corporation’s approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(bb)	reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management’s discussion and analysis, annual information form, information circulars, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management’s discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit Committee instead of the Board;

(cc)	ensuring ethical behavior and compliance with laws;

(dd)	monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ee)	consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V.	CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

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OSISKO GOLD ROYALTIES LTD

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

I.	PURPOSES OF THE AUDIT COMMITTEE

The purposes of the Audit Committee are to assist the Board of Directors:

1.	in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;
2.	in its oversight of the integrity and transparency of the Corporation's financial statements and the independent audit thereof;
3.	in selecting, evaluating and, where deemed appropriate, replacing the external auditors;
4.	in evaluating the independence of the external auditors;
5.	in its oversight of the Corporation's risk identification, assessment and management program; and
6.	in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders. The Board of Directors, with the assistance of the Audit Committee, has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors.

The external auditors shall submit annually to the Corporation and the Audit Committee, as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence").

The external auditors shall submit annually to the Corporation and the Audit Committee a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110.

II.	COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the Board of Directors.

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All members of the Committee shall be financially literate (able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities.

III.	MEMBERSHIP, MEETINGS AND QUORUM

The Audit Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Proceedings and meetings of the Audit Committee are governed by the provisions of By-Laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office.

IV.	DUTIES AND POWERS OF THE AUDIT COMMITTEE

To carry out its purposes, the Audit Committee shall have unrestricted access to information and shall have the following duties and powers:

1.	with respect to the external auditor,

(i)	to review and assess, annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii)	to review and approve the fees charged by the external auditors for audit services;

(iii)	to review and pre-approve all services other than audit services to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence. The Audit Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)	to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence;

(v)	to instruct the external auditors that the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders;

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2.	with respect to financial reporting principles and policies and internal controls,

(i)	to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

(ii)	to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii)	to consider any reports or communications (and management's responses thereto) submitted to the Audit Committee by the external auditors, including reports and communications related to:

•	deficiencies noted following the audit of the design and operation of internal controls;
•	consideration of fraud in the audit of the financial statement;
•	detection of illegal acts;
•	the external auditors' responsibilities under generally accepted auditing standards;
•	significant accounting policies;
•	management judgements and accounting estimates;
•	adjustments arising from the audit;
•	the responsibility of the external auditors for other information in documents containing audited financial statements;
•	disagreements with management;
•	consultation by management with other accountants;
•	major issues discussed with management prior to retention of the external auditors;
•	difficulties encountered with management in performing the audit;
•	the external auditors judgements about the quality of the entity's accounting principles; and
•	reviews of interim financial information conducted by the external auditors;

(iv)	to meet with management and external auditors:

•	to discuss the scope of the annual audit;
•	to discuss the audited financial statements, including the accompanying management's discussion and analysis;
•	to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;
•	to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;
•

to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

•	to resolve disagreements between management and the external auditors regarding financial reporting;
•	to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;
•

to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

•

to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

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•	to review, evaluate and monitor the Corporation's risk management program including the revenue protection program. This function should include:

➤	risk assessment;
➤	quantification of exposure;
➤	risk mitigation measures; and
➤	risk reporting;

•	to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;
•	to monitor and review communications received in accordance with the Corporation's Internal Whistle Blowing Policy;

(v)	to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi)	to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(vii)	to review, and discuss with the Corporation's Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109

Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3.	with respect to reporting and recommendations,

(i)	to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii)

to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii)

to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv)

to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v)	to review this Charter at least annually and recommend any changes to the Board of Directors;

(vi)

to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate;

4.	to review, discuss with management, and approve all related party transactions;

5.	to establish and reassess the adequacy of the procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

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6.	set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.

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